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                           July 5, 2023

       Corrado De Gasperis
       Executive Chairman & Chief Executive Officer
       Comstock Inc.
       117 American Flat Road
       Virginia City, NV 89440

                                                        Re: Comstock Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed June 28, 2023
                                                            File No. 333-272986

       Dear Corrado De Gasperis:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jessica
Ansart at 202-551-4511 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Industrial Applications and

                           Services
       cc:                                              Clyde Tinnen